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                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               ----------------

                               Amendment No. 1
                                      to
                                  FORM 10-SB

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934
                               ----------------


                                CLINICOR, INC.
                (Name of Small Business Issuer in Its Charter)

                NEVADA                               88-0309093
     (State or Other Jurisdiction of              (I.R.S. Employer
     Incorporation or Organization)               Identification No.)

307 CAMP CRAFT ROAD, SUITE 200, AUSTIN, TEXAS            78746
  (Address of Principal Executive Office)              (Zip Code)

                                (512) 327-7524
               (Issuer's Telephone Number, Including Area Code)

                               ----------------

       Securities to be registered under Section 12(b) of the Act:  None



          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value
                                (Title of Class)


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CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

     EQUIPMENT AND COMPUTER SYSTEMS

     Equipment and computer systems are stated at cost. Depreciation is calculated on the double-declining balance method and the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Repair and maintenance costs are charged to expense as incurred.

     NET LOSS PER COMMON SHARE

     Net loss per common share has been calculated by dividing the Company's net loss by the weighted average number of shares of the Company's outstanding common stock and common stock equivalents.


     INCOME TAXES

     Prior to the merger, Clinicor was an S Corporation, as defined by the Internal Revenue Code ("Code"), for income tax reporting purposes. Pegasus was a C Corporation, as defined by the Code. Subsequent to the merger, the Company is a C Corporation for income tax reporting purposes. In accordance with the Code, Clinicor's premerger accumulated net operating loss of approximately $500,000 will not be available to the Company as a carry-forward to offset future taxable income.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") issued by the Financial Accounting Standards Board ("FASB"), under which deferred tax assets and liabilities are provided on differences between financial reporting and taxable income using the enacted tax rates.

     Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized, if on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") issued by the FASB, is effective for financial statements for fiscal years beginning after December 15, 1995. The standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, certain identifiable intangible assets, and goodwill, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                                                                             F-7

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CLINICOR, INC.
NOTES TO FINANCIAL STATEMENTS
================================================================================

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") issued by the FASB, is effective for specific transactions entered into after December 15, 1995. The disclosure requirements of SFAS 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard established a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The Company does not expect adoption to have a material effect on its financial position or results of operations.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial statements, as defined by Statement of Accounting Standards No. 107, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk" ("SFAS 107"), include cash and cash equivalents, accounts receivable, and amounts due under accounts payable, capital leases and notes payable. These financial instruments are accounted for on a historical basis which, due to the nature of these financial instruments, approximates fair value.

     INTERIM FINANCIAL INFORMATION

     The financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such dates and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results to be expected for the entire year.

     COMMON STOCK

     The authorized capital stock of the Company consists of 75,000,000 shares of common stock with par value per share of $0.001. At the time of the merger, Pegasus had 1,421,000 shares of common stock issued and outstanding, of which 750,000 were issued immediately prior to the merger for total proceeds of $750,000. In connection with the merger, Clinicor shareholders converted 100% of Clinicor's 12,500 issued and outstanding shares of common stock into 2,080,000 new shares of the surviving corporation's common stock, and the surviving corporation changed its name to Clinicor. Immediately subsequent to the merger, the Company had 3,501,000 shares of common stock issued and outstanding.

     Effective September 15, 1995, the Company initiated a private placement offering ("Offering") whereby Units were offered for sale to qualified investors at $2.50 per Unit. Each Unit provides the purchaser one share of the Company's common stock and one Warrant which enables Warrant holders the right to purchase one share of the Company's common stock for every two Warrants exercised at a price of $1.00 per share. In addition, the Sales Agent for the Offering received Sales Agent Warrants equal to 20% of the number of Units sold. Each Sales Agent Warrant provides the holder the right to buy one Unit (as described above) at an exercise price of $2.50 per Unit.

     The Offering was terminated on February 16, 1996. In connection with the Offering, the Company sold 573,400 Units for gross proceeds of $1,433,500, which provided the Company net proceeds of $1,273,538 after deducting Offering expenses of $45,282 and commissions of $114,680, as shown in the following table:

                                                                             F-8
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                                  SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CLINICOR, INC.

Date  November 15, 1996             By  /s/  SUSAN M. GEORGEN-SAAD
      -----------------                 -----------------------------
                                        Susan M. Georgen-Saad
                                        Vice-President, Chief Financial
                                        Officer and Treasurer